Form 51-102F3

Material Change Report

1.         Name and Address of Company

HIGH 5 VENTURES INC. (formerly Kokomo Enterprises Inc.)

Suite 300, 570 Granville Street.

Vancouver, British Columbia, V6C 3P1

(the “Company” or “High 5”)

2.         Date of Material Changes

June 3, 2013 and June 10, 2013

3.         News Releases

News releases were issued on June 3, 2013 and June 11, 2013 and disseminated via Vancouver Stockwatch, Bay Street News (Market News Publishing) and NewsFile and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4.         Summary of Material Changes

The Company announced that it has entered into a Purchase and Sale Agreement (the “Agreement”) with a Mexican gaming company whereby High 5 has agreed to purchase, whichever is greater, 10% of the net profits of the Mexican land based casino or 5% of the gross revenues of the Mexican land based casino. The purchase price shall be Cdn $800,000.

Further to the Company’s News Releases dated April 3, 4, 22 and May 30, 2013, the Company has closed the third tranche of the Convertible Debenture Financing on June 10, 2013 with an arm’s length party for a total amount of Cdn $100,000. Commission totalling the amount of $8,000 was paid in connection with this third tranche closing.

5.         Full Description of Material Changes

Please see the attached News Release dated June 3, 2013 attached as Schedule “A”.

Please see attached News Release dated June 11, 2013 attached as Schedule “B”.

6.         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.         Omitted Information

No information has been omitted.

8.         Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9.         Date of Report

This report is dated the 11th day of June, 2013.

Schedule “A”

NEWS RELEASE

Symbols: HHH - CNSX

HHHEF - OTCQB

High 5 enters into a Purchase and Sale Agreement

VANCOUVER, BRITISH COLUMBIA. June 3, 2013. High 5 Ventures Inc. [formerly Kokomo Enterprises Inc.] (the “Company” or “High 5”). The Company is pleased to announce that it has entered into a Purchase and Sale Agreement (the “Agreement”) with a Mexican gaming company whereby High 5 has agreed to purchase, whichever is greater, 10% of the net profits of the Mexican land based casino or 5% of the gross revenues of the Mexican land based casino. The purchase price shall be Cdn $800,000. The parties to the Agreement have agreed to execute and deliver all further documentation, and to do all such further acts and things as may be necessary to give effect to the Agreement.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.high5venturesinc.com or the CNSX’s website at the following direct link http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

High 5 Ventures Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Schedule “B”

NEWS RELEASE

Symbols: HHH - CNSX

HHHEF - OTCQB

Third Tranche Closing of Convertible Debenture

VANCOUVER, BRITISH COLUMBIA. June 11, 2013. High 5 Ventures Inc. [formerly Kokomo Enterprises Inc.] (the “Company” or “High 5”). Further to the Company’s News Releases dated April 3, 4, 22 and May 30, 2013, the Company is pleased to announce that it has closed the third tranche of the Convertible Debenture Financing with an arm’s length party for a total amount of Cdn $100,000. Commission totaling the amount of $8,000 was paid in connection with this third tranche closing.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.high5venturesinc.com or the CNSX’s website at the following direct link http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

High 5 Ventures Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.